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                                                                                                 EXHIBIT 12

                                         PUBLIC SERVICE COMPANY OF OKLAHOMA AND SUBIDIARY
                               Computation of Consolidated Ratios of Earnings to Fixed Charges
                                                (in thousands except ratio data)

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                                                                                                   Twelve
                                                                                                   Months
                                                             Year Ended December 31,               Ended
                                                  --------------------------------------------    -------
                                                  1998      1999      2000      2001     2002     03/31/03
                                                  ----      ----      ----      ----     ----     --------
Earnings:
  Net Income                                   $ 76,909  $ 61,508  $ 66,663  $ 57,759   $ 41,060  $ 43,399
  Plus Federal Income Taxes                      45,584    15,693     8,571    45,484    (43,956)  (43,150)
  Plus State Income Taxes                         6,910     2,869     1,721     8,928     (7,529)   (6,632)
  Plus Provision for Deferred Income Taxes       (1,651)   14,521    25,453   (17,751)    75,659    75,082
  Plus Deferred Investment Tax Credits           (1,795)   (1,791)   (1,791)   (1,791)    (1,791)   (1,790)
  Plus Fixed Charges (as below)                  39,243    39,586    44,465    46,155     42,377    45,430
                                               --------  --------  --------  --------   --------  --------
     Total Earnings                            $165,200  $132,386  $145,082  $138,784   $105,820  $112,339

Fixed Charges:
  Interest on Long-term Debt                   $ 29,136  $ 26,528  $ 26,473  $ 29,305   $ 28,401* $ 33,771*
  Interest on Short-term Debt                     4,107     7,058    10,902     9,513      6,508*    4,191*
  Distributions on Trust Preferred Securities     6,000     6,000     6,000     6,000      6,000     6,000
  Estimated Interest Element in Lease Rentals      -         -        1,090     1,337      1,468     1,468
                                               --------  --------  --------  --------   --------  --------
     Total Fixed Charges                       $ 39,243  $ 39,586  $ 44,465  $ 46,155   $ 42,377  $ 45,430

Ratio of Earnings to Fixed Charges                 4.20      3.34      3.26      3.00       2.49      2.47

* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.
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